UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2013

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated March 1, 2013.

Exhibit 99.1

Notice regarding Q4 2012 results announcement

Golar LNG Limited ("Golar" or the "Company") previously published that it would announce its fourth quarter 2012 results on March 1, 2013. However, the Company anticipates that the Board Meeting to review the results will not be finished prior to close of trading in New York today and so will now announce its fourth quarter 2012 results on March 4 2013, before the NASDAQ opens.

In connection with this, a webcast presentation will be held at 2:30 P.M (London Time) on Monday, March 4 2013. The presentation will be available to download from the Investor Relations section at www.golarlng.com.  The dial-in details are as previously announced.

Golar LNG Limited

Hamilton, Bermuda

March 1, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: March 1, 2013	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer